UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Boot Barn Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36711	90-0776290
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17100 Laguna Canyon Road, Irvine, California 92618

(Address of principal executive offices) (Zip Code)

John Hazen

Boot Barn Holdings, Inc.

Chief Executive Officer

17100 Laguna Canyon Road

Irvine, California 92618

(949) 453-4400

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240. 13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01: Conflict Minerals Disclosure and Report

CONFLICT MINERALS DISCLOSURE

This Form SD of Boot Barn Holdings, Inc. (“Boot Barn”) is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2024 to December 31, 2024.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

The only Conflict Minerals necessary to the functionality or production of Boot Barn’s products are tin and gold that are used in the manufacture of certain of its fashion accessories, belts, and trim on select apparel.

In making its reasonable country of origin inquiry, Boot Barn followed the Organization of Economic Cooperation and Development framework to incorporate proper due diligence measures into its supply chain regarding trade in Conflict Minerals, adopted Conflict Minerals due diligence policies and management systems to reasonably assure the county of origin of tantalum, tungsten, tin and gold in its products, including certifications provided by its suppliers, and requires its suppliers to adopt similar policies and systems. A review of the documentation received from these suppliers showed that the tin and gold used in the manufacture of Boot Barn’s fashion accessories, belts, and trim on select apparel in 2024 did not originate from any of the Covered Countries.

Therefore, Boot Barn has determined in good faith that the Conflict Minerals it purchased in 2024 that were necessary to the functionality or production of its products and used in the manufacture of its products did not originate in the Covered Countries.

This information is publicly available under the Corporate Social Responsibility tab on its website at:

https://cdn.shopify.com/s/files/1/0407/4104/4381/files/Conflict_Minerals_Policy.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOT BARN HOLDINGS, INC.
(Registrant)

By:	/s/ James M. Watkins
Name:	James M. Watkins
Title:	Chief Financial Officer and Secretary

May 15, 2025